UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               EMERGENT GROUP INC.
          ------------------------------------------------------------
                                (Name of Issuer)

                            Common Stock, $0.001 par value
           -----------------------------------------------------------
                          (Title of Class of Securities)

                                   29089V-10-4
                         -------------------------------
                                 (CUSIP Number)

           Steven Morse, Esq., Lester Morse P.C., 111 Great Neck Rd.,
                       Great Neck, NY 11021 (516-487-1446)
 -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 June 27, 2003
               ---------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              CUSIP NO.:29089V 10 4

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         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1     Arie Kanofsky
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                     (b) / /

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   3     SEC USE ONLY


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   4     SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                             / /


--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------

 NUMBER OF            7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                 505,000 post-split
  OWNED BY            ----------------------------------------------------------
   EACH               8      SHARED VOTING POWER
 REPORTING
  PERSON
  WITH                ----------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER

                             505,000 post split
                      ----------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             505,000 post split
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /

                              CUSIP NO.:29089V 10 4



13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.6%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE,AND THE SIGNATURE ATTESTATION.

                             CUSIP NO.:29089V 10 4

This entire Schedule 13D gives retroactive effect to a one-for-40 reverse stock split effective August29, 2003. See item 4.

Item 1.  Security and Issuer

          This statement relates to the shares of Common Stock, of Emergent Group Inc. (the "Issuer"). The Issuer's principal executive office is located at 932 Grand Central Avenue, Glendale, California, 91201.

Item 2.  Identity and Background


          (a)  Arie Kanofsky

          (b)  385 West John Street, Hicksville, NY 11801

          (c)  Mr. Kanofsky is executive vice president of Job Expo, Inc.

          (d)  Not applicable

          (e)  Not applicable

          (f)  U.S.A.


Item 3.  Source and Amount of Funds or Other Consideration

         Mr. Kanofsky purchased 505,000 post-split shares of Common Stock with his own personal funds. In June 2003, he invested $200,000 and received a promissory note which was converted into 505,000 shares on August 29, 2003, the effective date of a 1-for-40 reverse stock split.

Item 4.  Purpose of Transactions

         Mr. Kanofsky's acquisition of shares was for investment purposes only. Mr. Kanofsky has no plans or proposals which would relate to or would result in the occurrence of (a) - (j). Mr. Kanofsky is not an officer or director of the Issuer and has no influence on the Board of Directors.

                              CUSIP NO.:29089V 10 4

Item 5.  Interest in Securities of the Issuer

          (a) - (b) As of March 23, 2004, the Issuer has 4,745,530 post-split shares issued and outstanding, after giving effect to the reverse stock split described in Item 4. Of the 4,745,530 shares outstanding, 505,000 shares or 10.6% of the outstanding shares are owned beneficially by Mr. Kanofsky. Mr. Kanofsky has the sole power to vote and dispose of the 505,000 shares.

          (c) Reference is made to the description of transactions described in Item 3.

          (d) - (e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

         Not Applicable.

Item 7.  Materials to be filed as Exhibits

         Not Applicable.


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 23, 2004

Reporting Person: Arie Kanofsky


Signature:                 /S/Arie Kanofsky
                           ----------------------------------
                              Arie Kanofsky